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                                  EXHIBIT 12.1
                          SAN DIEGO GAS & ELECTRIC COMPANY
            COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                           AND PREFERRED STOCK DIVIDENDS

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                                                                                    9 Months
                                                                                     Ended
                           1992        1993        1994        1995       1996      9/30/97
                         ---------  ----------  ----------  ----------  ---------- ----------

Fixed Charges:

Interest:
  Long-Term Debt        $ 97,067    $ 84,830    $ 81,749     $ 82,591   $ 76,463    $ 53,226
  Short-Term Debt          5,043       6,676       8,894       17,886     12,635       9,980
Amortization of Debt
 Discount and Expense,
 Less Premium              2,881       4,162       4,604        4,870      4,881       3,815
Interest Portion of
 Annual Rentals           14,558       9,881       9,496        9,631      8,446       7,230
                        ----------  ----------  ----------- --------- ----------- ----------
   Total Fixed
    Charges              119,549     105,549     104,743      114,978    102,425      74,250
                        ----------  ----------  ----------- --------- ----------- ----------
Preferred Dividends
 Requirements              9,600       8,565       7,663        7,663      6,582       4,937
Ratio of Income Before
 Tax to Net Income       1.71389     1.79353     1.83501      1.78991    1.88864     1.98471
                        ---------- -----------  ----------- ---------- ---------- ----------
Preferred Dividends
 for Purpose of Ratio     16,453      15,362      14,062       13,716     12,431       9,799
                        ---------- -----------  ----------- ---------- ---------- ----------
 Total Fixed Charges
  and Preferred
  Dividends for
  Purpose of Ratio      $136,002    $120,911    $118,805     $128,694   $114,856    $ 84,049
                        ========== =========== ==========  ==========  ========== ==========
Earnings:

Net Income (before
 preferred dividend
 requirements)          $224,177    $215,872    $206,296     $219,049   $222,765    $161,751
Add:
 Fixed Charges
  (from above)           119,549     105,549     104,743      114,978    102,425      74,250
 Less: Fixed Charges
  Capitalized              1,262       1,483       1,424        2,040      1,495       1,903
Taxes on Income          160,038     171,300     172,259      173,029    197,958     159,278
                       ---------- ----------  ----------  ----------  -----------  ---------
 Total Earnings for
  Purpose of Ratio      $502,502    $491,238    $481,874     $505,016   $521,653    $393,376
                       ========== ==========  ==========   ========== ===========  =========
Ratio of Earnings
 to Combined Fixed
 Charges and Preferred
 Dividends                  3.69        4.06        4.06         3.92       4.54        4.68
                       ========== ==========  ==========   ========== ===========  =========

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